SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated November 23, 2004 containing the Company’s annual results for the year ended August 31, 2004.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated: November 24, 2004

CITY TELECOM (H.K.) LTD

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED 31ST AUGUST 2004

HIGHLIGHTS

•	FTNS revenues increased by 28% to HK$542 million.

•	Revenue mix improved with contribution from the FTNS segment now at 46% for this year, compared to 33% last year.

•	FTNS revenues have surpassed IDD revenues in each month since July 2004.

•	During the 12 months ended 31st August 2004, we lowered our Wireless-LMDS homes pass total from 60% to 28%. We are on target to reach 90% home pass by self-owned fiber by the first half of 2005.

•	Group gross profit margin (excluding the USC rebate) remained at a healthy level of 69%, unchanged versus last year.

FTNS business:

•	Commercial subscriptions for our voice over IP, broadband Internet access and IP-TV services reached 465,000 as of 31st August 2004, a 49% increase compared to 312,000 a year ago representing a growth rate of 13,000 subscriptions per month.

•	For broadband Internet access and voice over IP services, we achieved a positive EBITDA of HK$98 million profit, a 24% growth compared with last year’s results, while that for IP-TV service recorded a loss of HK$39 million.

•	Our aggressive marketing strategies resulted in our signing customers to much longer average service contract periods of 12-36 months.

IDD business:

•	Maintained 21% market share in terms of outgoing volume and carried a total of 1,007 million IDD minutes representing a 13% traffic increase.

•	Total operating costs (excluding the USC rebate) dropped by 20% to HK$503 million.

The Board of Directors of City Telecom (H.K.) Limited (the “Company” or “CTI”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group” or the “CTI Group”) for the year ended 31st August 2004 together with the comparative figures for the previous year as follows:

	Note	2004 HK$’000		2003 HK$’000 As restated
Turnover	2		1,169,880		1,298,909
Cost of services provided	3		(331,408)		(322,753)

Gross profit			838,472		976,156
Other revenues			6,421		7,536
Other operating expenses	4		(793,125)		(704,796)
Loss on disposal of a subsidiary			—		(2,695)

Operating profit	5		51,768		276,201
Finance costs	6		(175)		(601)

Profit before taxation			51,593		275,600
Taxation	7		(2,043)		(17,857)

Profit attributable to shareholders			49,550		257,743

Dividends	8		54,947		30,234

Basic earnings per share	9	HK$	8.1 cents	HK$	46.6 cents

Diluted earnings per share	9	HK$	8.1 cents	HK$	41.9 cents

1. Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, other investments are stated at fair value.

In the current year, the Group adopted revised Statements of Standard Accounting Practice (“SSAP”) 12, “Income Taxes”, issued by the HKICPA which is effective for accounting periods commencing on or after 1st January 2003. The change to the Group’s accounting policy and the effect of adopting this new policy are set out below:

SSAP 12 (revised) “Income Taxes”

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The opening retained profits at 1st September 2002 and 2003 have been reduced by HK$5,195,000 and HK$5,274,000, respectively, which represents the unprovided net deferred tax liabilities as at the two dates, as a result of the change in accounting policy. In addition, the profit for the year ended 31st August 2003 has been reduced by HK$79,000.

2. Turnover, revenues and segmental information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2004 HK$’000	2003 HK$’000
Turnover
International telecommunications services	627,978	875,802
Fixed telecommunications network services (note d)	541,902	423,107

	1,169,880	1,298,909
Other revenues
Interest income	3,753	3,163
Other income	2,668	4,373

	6,421	7,536

Total revenues	1,176,301	1,306,445

(a) Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

•	International telecommunications – provision of international long distance call services.

•	Fixed telecommunications network – provision of dial up and broadband Internet access services, local voice- over-IP services and IP-TV services.

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2004
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
External sales	627,978	541,902	—	1,169,880
Inter-segment sales	5,682	30,183	(35,865)	—

	633,660	572,085	(35,865)	1,169,880

Segment results	161,463	(109,695)		51,768

Finance costs				(175)

Profit before taxation				51,593
Taxation				(2,043)

Profit attributable to shareholders				49,550

	2003
	International telecommunications services HK$’000 As restated	Fixed telecommunications network services HK$’000 As restated	Elimination HK$’000	Group HK$’000 As restated
Turnover
External sales	875,802	423,107	—	1,298,909
Inter-segment sales	15,302	26,449	(41,751)	—

	891,104	449,556	(41,751)	1,298,909

Segment results	341,588	(62,692)		278,896

Loss on disposal of a subsidiary				(2,695)
Finance costs				(601)

Profit before taxation				275,600
Taxation				(17,857)

Profit attributable to shareholders				257,743

(b) Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

•	Hong Kong – international telecommunications and fixed telecommunications network services

•	Canada – international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers.

	Turnover		Segment results
	2004 HK$’000	2003 HK$’000	2004 HK$’000	2003 HK$’000
Hong Kong	1,145,102	1,263,160	53,375	275,126
Japan	—	7,790	—	269
Canada	24,778	27,959	(1,607)	3,501

	1,169,880	1,298,909	51,768	278,896

Loss on disposal of a subsidiary			—	(2,695)

Operating profit			51,768	276,201

(c) During the year ended 31st August 2003, the Group’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan to a company wholly-owned by a relative of a director of the subsidiary (the “Purchaser”). The subsidiary was sold for a consideration of JPY30,000,000 (equivalent to HK$l,950,000) to be satisfied by the Purchaser in thirty monthly instalments which commenced on 15th July 2003. The disposal resulted in a loss of HK$2,695,000. The revenue and operating profit up to the date of disposal relating to the Japanese segment are disclosed above and are included in the international telecommunications services reporting segment.

As at 31st August 2004, a receivable balance of HK$ 1,136,000 was due from the Purchaser.

(d) Revenue of fixed telecommunications network services for the year includes interconnection charges of HK$38,676,000 (2003: HK$6,090,000) receivable from several mobile operators for the usage of the fixed telecommunications network of the Group. The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection charges between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, the Office of the Telecommunications Authority (“OFTA”) confirmed to Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August, 2004, OFTA agreed to make a determination under 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges. We believe, based on the application of the existing calculation model to our cost structure, we will obtain the same rates applied to PCCW-HKT and this rate will be applicable to all other mobile operators.

3. Cost of services provided

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the cost of its services. The OFTA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by it to the USC contributing parties.

On 19th November 2004, OFTA issued a statement on the USC and confirmed the actual contribution level for calendar year 2002. Accordingly, a refund of approximately HK$32 million (the “2002 Refund”) has to be made by PCCW-HKT to the Group for the calendar year 2002 and it was recorded as an offset against the cost of services of the Group for the year ended 31st August 2004. Out of the 2002 Refund, HK$16,212,130 was received by the Company during the year ended 31st August 2003.

4. Other operating expenses

	2004 HK$’000	2003 HK$’000
Advertising and marketing expenses	228,169	182,471
Amortisation of goodwill	1,065	1,065
Depreciation	195,952	174,955
Equipment rental	31	100
Loss on disposal of fixed assets	—	427
Office rental and utilities	23,781	19,792
Provision for doubtful debts	11,502	17,685
Staff costs (including directors’ emoluments but excluding amounts captured as cost of services and advertising and marketing expenses)	226,650	220,350
Others	105,975	87,951

	793,125	704,796

5. Operating profit

The operating profit is stated after crediting and charging the following:

	2004 HK$’000	2003 HK$’000
Crediting
Net exchange gains	131	1,291
Gain on disposal of fixed assets	34	—
Reversal of cost of services accrued in prior years	10,188	—

Charging
Amortisation of goodwill	1,065	1,065
Amortisation of deferred expenditure	1,828	—
Auditors’ remuneration	1,279	1,288
Depreciation of owned fixed assets	195,952	173,619
Depreciation of fixed assets held under finance leases	—	1,336
Loss on disposal of fixed assets	—	427
Operating lease charges in respect of land and buildings	8,084	6,481
Operating lease charges in respect of computer equipment	31	100
Provisions for doubtful debts	11,502	17,685
Research and development costs	5,962	2,622
Unrealised losses on other investments	1,696	—

Staff costs (including directors’ emoluments but excluding amounts captured as cost of services and advertising and marketing expenses)	244,944	236,653
Less: staff costs capitalised as fixed assets	(18,294)	(16,303)

	226,650	220,350

6. Finance costs

	2004 HK$’000	2003 HK$’000
Interest on bank loans and overdrafts	3,228	210
Interest element of finance leases	—	42
Interest paid to third parties	—	349

Total borrowing cost incurred	3,228	601
Less: amount capitalised as fixed assets
Interest capitalised	(2,553)	—
Other incidental borrowing costs	(500)	—

Total borrowing cost capitalised	(3,053)	—

	175	601

The entire sum of current year’s interest from the long-term bank loan is capitalised as fixed assets.

7. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 HK$’000	2003 HK$’000 As restated
Current taxation:
– Hong Kong profits tax	1,537	15,300
– Overseas taxation	596	2,478
– Underprovisions in prior years	1,221	—
Deferred taxation relating to the origination and reversal of temporary differences	(1,311)	(1,814)
Deferred taxation resulting from an increase in tax rate	—	1,893

Taxation charge	2,043	17,857

8. Dividends

	2004 HK$’000	2003 HK$’000
2003, Interim dividend, paid, of HK$0.05 per ordinary share	—	30,234
2003, Final dividend, paid, of HK$0.075 per ordinary share	45,789	—
2004, Interim dividend, paid, of HK$0.015 per ordinary share	9,158	—

	54,947	30,234

9. Earnings per share

	2004 HK$’000		2003 HK$’000 As restated
Profit attributable to shareholders		49,550		257,743

	No of shares in thousand		No of shares in thousand
Weighted average number of shares in issue		610,095		552,600
Incremental shares from assumed exercise of share options		604		7,112
Incremental shares from assumed exercise of warrants		3,666		55,390

Diluted weighted average number of shares		614,365		615,102

Basic earnings per share	HK$	8.1 cents	HK$	46.6 cents
Diluted earnings per share	HK$	8.1 cents	HK$	41.9 cents

10. Reserves

	Group
	Share premium HK$’000	Warrant reserve HK$’000	Retained profits HK$’000 As restated	Exchange reserve HK$’000	Total reserves HK$’000 As restated
At 1st September 2002, as previously reported	572,656	9,089	278,390	(38)	860,097
Changes in accounting policy – provision for net deferred tax liabilities	—	—	(5,195)	—	(5,195)

At 1st September 2002, as restated	572,656	9,089	273,195	(38)	854,902
2003 interim dividends paid	—	—	(30,234)	—	(30,234)
Profit attributable to shareholders	—	—	257,743	—	257,743
Exercise of warrants	—	(8,231)	—	—	(8,231)
Premium on shares issued upon exercise of share options	10,106	—	—	—	10,106
Premium on shares issued upon exercise of warrants	33,124	—	—	—	33,124
Exchange reserve realised upon disposal of a subsidiary	—	—	—	1,469	1,469
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(200)	(200)

At 31st August 2003	615,886	858	500,704	1,231	1,118,679

At 1st September 2003, as previous reported	615,886	858	505,978	1,231	1,123,953
Changes in accounting policy – provision for net deferred tax liabilities	—	—	(5,274)	—	(5,274)

At 1st September 2003, as restated	615,886	858	500,704	1,231	1,118,679
2003 final dividends paid	—	—	(45,789)	—	(45,789)
2004 interim dividends paid	—	—	(9,158)	—	(9,158)
Profit attributable to shareholders	—	—	49,550	—	49,550
Exercise of warrants	—	(493)	—	—	(493)
Premium on shares issued upon exercise of share options	115	—	—	—	115
Premium on shares issued upon exercise of warrants	1,985	—	—	—	1,985
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(248)	(248)

At 31st August 2004	617,986	365	495,307	983	1,114,641

SUBSEQUENT EVENT

In August 2004, HKBN, a subsidiary of the Company, launched its broadband phone services (“Broadband Phone Services”) for customers in Hong Kong. In early October 2004, PCCW-HKT Telephone Limited and PCCW-IMS Limited (collectively, “Applicants”) applied for leave to apply for judicial review of the decision of the OFTA by a letter dated 22nd September 2004 that there is no evidence to suggest that HKBN’s Broadband Phone Services is outside the scope of its Fixed Telecommunications Network Services Licence. HKBN is being added by the Applicants as an interested party in these judicial review proceedings.

No revenue or cost has been recorded in the consolidated profit and loss accounts for the year ended 31st August 2004 in relation to the Broadband Phone Services. The cumulative capital expenditure incurred by the Group for the Broadband Phone Services as at 31st August 2004 was approximately HK$4.3 million. The Board of Directors of the Company presently has not formed any views as to any material adverse effect to the Group that may arise from this event.

FINANCIAL REVIEW

The 12 months ended 31st August 2004 was challenging in that the IDD business remained intensely competitive while the FTNS business had yet to mature enough to fully compensate for the decline in IDD revenues. Profit attributable to shareholders was approximately HK$50 million for this year, representing a drop of 81% compared to HK$258 million last year. We received/will receive a USC rebate in aggregate of HK$32 million in fiscal 2004, compared to a USC rebate of HK$84 million in fiscal 2003.

Total revenue fell 10% to HK$l,170 million, due to the fall in our IDD revenues. The 28% increase in our FTNS revenues to HK$542 million was not sufficient to offset the 28% decrease in our IDD revenue to HK$628 million. However, our revenue mix has improved with contribution from the FTNS segment now at 46% for this year, compared to 33% last year. FTNS revenues have surpassed IDD revenues in each month since July 2004.

The FTNS segment, with fixed contract terms and higher gross profit margins, helped to maintain our gross profit margin (excluding the USC rebate) at a healthy level of 69%, unchanged versus last year, despite a significant fall in IDD profitability.

Total operating costs for our IDD business (excluding the USC rebate) dropped by 20% to HK$503 million in fiscal 2004 compared to HK$626 million in fiscal 2003. For FTNS, total operating costs increased by 34% to HK$653 million compared to HK$488 million last year. The major drivers of the FTNS cost increase were a 51% increase in marketing costs to HK$156 million together with HK$44 million in start-up costs incurred by our IP-TV business to reach commercial status.

As a result of the above, our operating profit (excluding the USC rebate) was HK$20 million this year, down from HK$192 million profit last year. Our IDD business recorded a 49% decrease in operating profit to HK$130 million in fiscal 2004 from HK$255 million in fiscal 2003 while our FTNS business increased its operating loss to HK$110 million from a loss of HK$63 million in fiscal 2003.

Excluding USC rebates of HK$32 million and HK$84 million, net profit attributed to shareholders for fiscal 2004 and fiscal 2003 was HK$18 million and HK$174 million respectively.

DIVIDEND

The Board of Directors do not recommend the payment of a final dividend for the year ended 31st August 2004 (2003: HK$0.075 per ordinary share).

LIQUIDITY AND CAPITAL RESOURCES

As of 31st August 2004, the Group had cash and bank balances of approximately HK$290 million and outstanding borrowings of HK$119 million. Capital expenditure incurred during the year was HK$410 million, the majority of which, approximately HK$393 million, was invested in our local fixed telecommunications network. Our network development will require ongoing capital expenditure and we are exploring various options to meet this requirement.

A summary of our outstanding borrowing as of 31st August 2004 and 31st August 2003 were as follows:

	31st August 2004 HK$’000	31st August 2003 HK$’000
Repayable within one year	32,503	18,174
Repayable in the second year	20,000	—
Repayable in the third to fifth year	60,000	—
Repayable after the fifth year	6,667	—

Total	119,170	18,174

As of 31st August 2004, all of our outstanding borrowings bore floating interest rates except for a HK$ 100,000,000 long-term bank loan for which we entered into an interest rate swap arrangement to hedge the associated interest rate risk. All outstanding borrowings are denominated in Hong Kong Dollar and Japanese Yen. As our cash and bank balances exceeded all outstanding borrowings as of 31st August 2004, no gearing ratio has been presented. As at 31st August 2004, we have undrawn banking facilities of HK$300,000,000.

CHARGE ON GROUP ASSETS

As of 31st August 2004, the HK$100,000,000 long-term bank loan was secured by a fixed and floating charge over all assets of Hong Kong Broadband Network Limited, our wholly owned subsidiary (2003: Nil). A short-term bank loan of HK$ 19,170,000 (2003: HK$18,174,000) was secured by a bank deposit of the same amount. In addition, certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged bank deposits of US$800,000 and HK$l,395,000, and a charge over an investment with a market value of US$468,000 as of 31st August 2004 (2003: pledged bank deposits of HK$11,434,000).

EXCHANGE RATES

During the year, the Group was not affected to any significant extent by fluctuations in exchange rates.

CONTINGENT LIABILITIES

As of 31st August 2004, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6,295,000 (2003: HK$7,812,000) and to utility vendors in lieu of payment of utility deposit of HK$3,622,000 (2003: HK$3,622,000).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

During fiscal year 2004 we grew our subscription base for local voice over IP, broadband Internet access and IP-TV by 153,000 to a total of 465,000 subscribers. Our key focus for the year was to establish a strong foothold in the voice segment as the incumbent operator became more aggressive in signing its voice customers to 12-18 month retention programs. During the year, we modified our voice acquisition strategy from being focused principally on price to emphasizing our quality of service, and signing our customers to longer term service contracts of 24-36 months. While this acquisition strategy may have a cost to us in the near term, we believe it will pay dividends in the longer term with lower churn rates and lower retention costs, as well as set the foundation for up-selling of additional services over time.

For our broadband Internet access and local voice over IP services, we managed a respectable positive EBITDA of HK$98 million in fiscal 2004, a 24% growth compared to fiscal 2003, and increased our average contract lock-up periods. However, our start-up IP-TV service incurred an EBITDA loss of HK$39 million as the subscriber base has yet to reach critical mass to cover the fixed costs attributable to our IP-TV services.

International Telecommunications Services (IDD)

Despite aggressive pricing strategies employed by our competitors, CTI maintained a 21% market share in terms of outgoing volume. CTI carried a total 1,007 million IDD minutes, which is a 13% increase over 888 million minutes delivered last year. The top three routes accounted for 82% of total traffic with China at 70%, USA at 7% and Canada at 5%. Serious market competition drove down the tariff rate by 37% year on year to an average of HK$0.62 per minute in fiscal 2004. However, we believe that the rate of decline in average IDD rates has slowed in the second half of fiscal 2004.

PROSPECTS

With our all IP network foundation now in place, our efforts in 2005 and 2006 will be to focus on executing our committed expansion of home-pass coverage from 1.2 million to 1.6 million (approximately 75% of Hong Kong’s total households) and corporate buildings from 600 to 1,200. Our November launch of “BB100” broadband Internet service, which provides symmetric 100 Mbps access, showcases our inherent network advantages over xDSL and cable modem networks. Having established a firm foothold in the mass market, we will look towards expanding our brand reputation to include higher value added services as well as attractive pricing, and widen our traditional mass market focus to include the mid market.

Our corporate business segment is a core contributor of our overall business. With a strategic focus on Small-to-Medium-Enterprises (SME), our dedicated corporate team of over 400 staff services 60,000 active accounts that contribute 43% of our total IDD revenues. Working in partnership with our primary vendors Cisco Systems and Nortel Networks, our corporate team endeavors to cross market higher value added services such as IP-Centrex to our corporate clients.

To date, our subscriber acquisition strategy has focused on new customers using either the broadband Internet access or local voice over IP service as an initial entry point into the home. Now that we have accumulated a base of 1.8 million registered accounts and over 500,000 active accounts using our service, we intend to cultivate this database with proactive cross marketing of services, and leveraging our Guangzhou call center capabilities. In this regard, we believe our investment in our Guangzhou call center will significantly lower our subscriber acquisition costs.

Delivery and management of content is a critical element in our broadband strategy. We are pleased by the progress of our IP TV operation which has grown from an upstart of 40 staff at the beginning of fiscal year 2004 to a critical mass of 160 currently. With a Chinese language centric content offering for the mass market, we hope to stimulate overall IP-TV penetration and to nurture closer cultural integration between Hong Kong and China.

EMPLOYEE RELATIONS

As of 31st August 2004, the Group had approximately 3,571 permanent full- time employees, of which 1,598 were stationed in Hong Kong and 1,956 were located in Guangzhou. The total staff related cost was approximately HK$227 million for fiscal year 2004. The Group offers remuneration packages consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on performance of both the Group and the individual employee. In addition to the comprehensive medical and life insurance coverage, the Group provides share options as well as competitive retirement benefits.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) during the accounting year covered by this announcement.

OTHER DISCLOSURE

Apart from the above, other areas which are required to be discussed under the requirements of paragraph 45(4)(b)(ii) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcement in respect of accounting period commencing before 1st July 2004 under the transitional arrangement; either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2003 or are considered not significant to the Group’s operations. Therefore, no additional disclosure has been made in this announcement.

PUBLICATION OF DETAILED ANNUAL RESULTS WILL BE AVAILABLE ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed annual results containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcement in respect of accounting periods commencing before 1 st July 2004 under the transitional arrangement, will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; the non-executive director is Mr. Cheng Mo Chi, Moses and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board

Eva Leung

Company Secretary

Hong Kong, 23rd November 2004

“Please also refer to the published version of this announcement in South China Morning Post.”